Filed by Wintrust Financial Corporation
                                                   (Commission File No. 0-21923)
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                              Subject Company:  Advantage National Bancorp, Inc.

In July 2003, Wintrust Financial Corporation (the "Company") issued its letter to shareholders related to its second quarter 2003, which is set forth below.

NOTE: THE FOLLOWING NOTICE IS INCLUDED TO MEET CERTAIN LEGAL REQUIREMENTS
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Wintrust will be filing registration statements with the Securities and Exchange
Commission in connection with its previously announced proposed acquisitions of Advantage National Bancorp, Inc. ("Advantage") and Village Bancorp, Inc. ("Village") in separate stock merger transactions. Each registration statement will include a proxy statement/prospectus that will be sent to the shareholders of Advantage and Village, respectively, seeking their approval of the proposed transaction.

Shareholders of Advantage and Village are advised to read the important information concerning the proposed transaction contained in the proxy statements/prospectuses and other documents filed by Wintrust with the Securities and Exchange Commission when they become available. When filed, these documents can be obtained free of charge from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov, upon written request to Wintrust Financial Corporation, Attn: Investor Relations, 727 North Bank Lane, Lake Forest, Illinois 60045 or by calling (847) 615-4096, or, for Advantage shareholders, upon written request to Advantage National Bancorp, Inc., Attn: President, 75 East Turner Avenue, Elk Grove Village, Illinois 60007 or by calling (847) 364-0100 or, for Village shareholders, upon written request to Village Bancorp, Inc., Attn: President, 311 South Arlington Heights Road, Arlington Heights, Illinois 60005 or by calling (847) 483-6000.


                                   July, 2003

Dear Shareholders,

This letter provides a brief update on our financial performance through the second quarter of 2003. In response to the requests of a number of shareholders, we have significantly shortened the length of our cover note. But as usual, we have attached the July 17, 2003 news release of our earnings for the quarter ended June 30, 2003 for your information.

HIGHLIGHTS FOR SECOND QUARTER OF 2003

We again achieved record earnings for this quarter while deposit and asset levels also hit new record highs. Here is a summary of our financial results and accomplishments for the three months ending June 30, 2003:

- Net income reached $9.0 million for the quarter ended June 30, 2003, an increase of 43% over the second quarter of 2002;

- On a per share basis, net income totaled $0.49 per diluted common share for the second quarter of 2003, a 32% increase as compared to year ago. The lower growth rate in the earnings per share as compared to net income was primarily due to the issuance of 1,362,750 additional shares of common stock in mid-2002;

- Return on average equity for the quarter increased to 14.95%, up from 14.75% for the second quarter of 2002;

- Total assets rose to $4.13 billion as of June 30, 2003, an increase of $913 million, or 28%, compared to a year ago;

- Total deposits reached $3.42 billion as of June 30, 2003, an increase of $811 million, or 31%, compared to June 30, 2002;

- Total loans grew to $2.90 billion as of June 30, 2003, an increase of $587 million, or 25%, compared to a year ago;

- In spite of continuing record low interest rates, net interest income totaled $28.3 million, an increase of 16% versus a year ago. Non-interest income totaled $19.1 million, an increase of 39% over the comparable period of 2002. Non-interest income represented 40% of our net revenues (non-interest income plus net interest income) in the second quarter of this year. Our long-term goal is to increase that ratio to 50%;

- Our net overhead ratio, a measure of operating efficiency, improved to 1.16% in the second quarter of 2003 from 1.63% in the prior year quarter;

- Our asset quality remains strong and very manageable. Non-performing assets as a percent of total assets were 0.35%, a slight improvement over year ago levels of 0.37%;

- In April we opened North Shore Community Bank & Trust's beautiful new main facility in Skokie. In addition to adding significantly more space, it contains drive-through banking lanes and safe deposit boxes;

- Construction is well under way on two additional bank facilities--Libertyville Bank & Trust's new South Libertyville facility with drive-through lane facilities and Cary Bank & Trust's (a branch of Crystal Lake Bank & Trust) new main facility with drive-through lanes;

- We have hired a management team and are moving ahead aggressively with the launch of de novo community bank #8, and;

- In June 2003, we announced the signing of an agreement to acquire Advantage National Bancorp, Inc., parent of Advantage National Bank. Advantage National Bank, also a de novo community bank, has locations in Elk Grove Village and Roselle, Illinois, and total assets of $107 million as of June 30, 2003. This provides Wintrust a community bank entry into this important northwest Chicago area corridor.


SUMMARY

In summary, we are very pleased with the continued growth in earnings and assets in the second quarter. We are working diligently to continue our unique growth story while improving our earnings level.


                                  Yours truly,




   John S. Lillard                Edward J. Wehmer              David A. Dykstra
   Chairman                       President & CEO               Sr. EVP & COO


This document contains forward-looking statements related to Wintrust's financial performance that are based on estimates. Wintrust intends such forward-looking statements to be covered by the safe harbor provision for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of invoking these safe harbor provisions. Actual results could differ materially from those addressed in the forward-looking statements due to factors such as changes in economic conditions, competition, or other factors that may influence the anticipated growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing, unanticipated changes in interest rates that negatively impact net interest income, future events that may cause unforeseen loan or lease losses, slower than anticipated development and growth of Tricom and the trust and investment business, unanticipated changes in the temporary staffing industry, the ability to adapt successfully to technological changes to compete effectively in the marketplace, competition and the related pricing of brokerage and asset management products, unforeseen difficulties in integrating the acquisition of Lake Forest Capital Management with Wintrust, difficulties or unanticipated developments related to the pending acquisition of Advantage National Bancorp, Inc., the ability to pursue acquisition and expansion strategies and the ability to attract and retain experienced senior management. Therefore, there can be no assurances that future actual results will correspond to these forward-looking statements.